VANC Pharmaceuticals Inc.

Unaudited condensed interim

consolidated financial statements

For the three months ended March 31, 2018

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for VANC Pharmaceuticals Inc. (the Company) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2018.

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed In Canadian Dollars)

As at	Note	March 31, 2018	December 31, 2017
		$	$
ASSETS

Current Assets
Cash and cash equivalents		209,764	559,733
Accounts receivable	5	478,587	450,437
Prepaid expenses and deposits	6	388,683	452,953
Inventories	7	265,477	211,225
		1,342,511	1,674,348

Equipment	8	83,059	89,721
Intangible assets	9	1,041,093	1,136,117
Total Assets		2,466,663	2,900,186

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	257,301	302,089
Asset acquisition liability	4	50,000	100,000
		307,301	402,089
SHAREHOLDERS’ EQUITY
Share Capital	11	18,467,001	18,340,491
Shares to be issued	4	973,333	973,333
Reserves	11	4,494,604	4,275,882
Deficit		(21,775,576)	(21,091,609)
		2,159,362	2,498,097
Total Liabilities and Shareholders’ Equity		2,466,663	2,900,186

Commitments (Note 17)

Subsequent events (Note 20)

Approved and authorized on behalf of the Board of Directors on May 30, 2018

          “Bob Sukhwinder Rai”                                      “David Hall”

Bob Sukhwinder Rai, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

		Three Months Ended	Three Months Ended
	Note	March 31, 2018	March 31, 2017

		$	$
Revenue
Sales		309,788	187,608
Marketing, promotional incentives		(154,696)	(67,122)
Net sales		155,092	120,486

Cost of Sales		57,163	50,015

Gross Profit		97,929	70,471

Expenses
Product registration and development	12	72,130	43,347
Selling and marketing	13	138,004	139,219
General and administrative	14	327,363	162,895
Share-based compensation	11	226,932	116,974
		764,429	462,435
Other income (expense)
Finance costs		(342)	-
Other income		5,330	9,392
Write-down of inventories	7	(22,455)	(340,220)

Net loss and comprehensive loss for the period		(683,967)	(722,792)

Basic and Diluted Loss Per Share		(0.02)	(0.05)
Weighted Average Number of Common Shares Outstanding		28,334,734	15,001,306

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2016	15,001,306	16,320,006	-	209,774	3,743,105	(18,354,892)	1,917,993
Share-based compensation	-	-	-	-	116,974	-	116,974
Net loss	-	-	-	-	-	(722,792)	(722,792)
Balance, March 31, 2017	15,001,306	16,320,006	-	209,774	3,860,079	(19,077,684)	1,312,175

Balance, December 31, 2017	27,860,623	18,340,491	973,333	221,388	4,054,494	(21,091,609)	2,498,097
Issued during three months ended March 31, 2018:
Exercise of warrants	591,500	126,510	-	(8,210)	-	-	118,300
Share-based compensation	-	-	-	-	226,932	-	226,932
Net loss	-	-	-	-	-	(683,967)	(683,967)
Balance, March 31, 2018	28,452,123	18,467,001	973,333	213,178	4,281,426	(21,775,576)	2,159,362

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
	$	$
Operating Activities
Net loss	(683,967)	(722,792)
Adjustment for the following items:
Amortization	101,686	7,754
Share-based payments	226,932	116,974
Write-down of inventories	22,455	340,220

Changes in Non-Cash Working Capital Items
Accounts receivable	(28,150)	338,439
Prepaid expenses and deposits	64,270	10,916
Inventories	(76,707)	17,503
Accounts payable and accrued liabilities	(44,788)	(15,768)
Net cash provided by (used in) operating activities	(418,269)	93,246

Investing Activities
Acquisition	(50,000)	-
Net cash used in investing activities	(50,000)	-

Financing Activities
Proceeds from exercise of warrants	118,300	-
Net cash provided by financing activities	118,300	-

Increase (Decrease) in Cash	(349,969)	93,246
Cash and Cash Equivalents, Beginning of Period	559,733	427,482
Cash and Cash Equivalents, End of Period	209,764	520,728

Cash and Cash Equivalents Consist of:
Cash	193,208	290,618
Guaranteed Investment Certificates	16,556	230,110
Cash and cash equivalents	209,764	520,728

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “VANC” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals and point of care technology.

The interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Three months ended March 31, 2018	Year ended December 31, 2017
	$	$
Deficit	(21,775,576)	(21,091,609)
Working capital	1,035,210	1,272,259

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over the majority of its gross sales from four distributors for the three months ended March 31, 2018. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The interim consolidated financial statements for the three months ended March 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2017.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

b)Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(a). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Consistency of presentation

The Company retains the presentation and classification of items in the financial statements from the previous period; however, some items on the statement of operations and comprehensive loss were reclassified to improve the presentation of financial statements.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiary, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc. During the reporting period, Vanc Marine Pharmaceuticals Inc. was dormant with neither transactions nor balances.

d)Changes in accounting standards

IFRS 9 – Financial Instruments

The Company adopted IFRS 9, which replaced IAS 39 – Financial Instruments: Recognition and Measurement, in its consolidated financial statements beginning January 1, 2018.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, however it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9 there are three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and lost (“FVTPL”). The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measure at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The adoption of IFRS 9 did not have a material impact on the Company’s consolidated financial statements.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. The adoption of IFRS 15 did not have a material impact on the Company’s consolidated financial statements.

e)Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company as at and for the year ended December 31, 2017.

a)Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgments

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

4.ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date ($50,000 paid during the three months ended March 31, 2018);

•Issue 880,000 common shares no later than 125 days after the closing date (issued on April 27, 2018 (Note 20));

•Issue 880,000 common shares no later than 245 days after the closing date;

•Issue 906,667 common shares no later than 365 days after the closing date;

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019; and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2019 and 2020 share issuances to be $100,000 each.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139

Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	March 31, 2018	December 31, 2017
	$	$
Trade receivables	453,352	425,284
GST receivable	25,077	24,995
Employee advances	158	158
	478,587	450,437

6.PREPAID EXPENSES AND DEPOSITS

The closing balance consists of the deposits for inventory purchases and prepaid expense to vendors of $369,721 (December 31, 2017 – $437,137), office rent of $8,420 (December 31, 2017 - $8,420) and prepaid business insurance of $10,542 (December 31, 2017 - $7,396).

7.INVENTORIES

At March 31, 2018 and December 31, 2017, the Company’s inventory consists of the following:

	March 31, 2018	December 31, 2017
	$	$
Work in process	35,988	39,845
Finished goods	229,489	171,380
	265,477	211,225

Inventories expensed to cost of sales during the three months ended March 31, 2018 are $54,509 (2017 - $33,072). During the three months ended March 31, 2018, the Company recorded a write-down of inventory of $22,455 (2017 - $340,220).

8.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
Cost	$	$	$	$	$
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	-	-	-	-	-
Balance, March 31, 2018	7,491	66,870	38,896	24,182	137,439

Accumulated Amortization
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	439	4,791	1,016	416	6,662
Balance, March 31, 2018	2,051	6,921	26,358	19,050	54,380

Carrying value
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721
As at March 31, 2018	5,440	59,949	12,538	5,132	83,059

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

9.INTANGIBLE ASSETS

Cost	$
Balance, December 31, 2017	1,140,283
Acquired assets	-
Balance, March 31, 2018	1,140,283

Accumulated Amortization
Balance, December 31, 2017	4,166
Amortization	95,024
Balance, March 31, 2018	99,190

Carrying value
As at December 31, 2017	1,136,117
As at March 31, 2018	1,041,093

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consists of the following:

	March 31, 2018	December 31, 2017
	$	$
Trade accounts payable	209,779	160,249
Accrued liabilities	47,522	141,840
	257,301	302,089

11.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

On June 26, 2017, the Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

On August 3, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000 finder’s warrants valued at $3,404.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

On December 8, 2017, the Company issued 2,274,000 common shares related to 2,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $454,800.

On January 11, 2018, the Company issued 200,000 common shares related to 200,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $40,000.

On January 15, 2018, the Company issued 164,000 common shares related to 164,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $32,800.

On January 22, 2018, the Company issued 177,500 common shares related to 177,500 warrants with an exercise price of $0.20 being exercised for gross proceeds of $35,500.

On February 9, 2018, the Company issued 50,000 common shares related to 50,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $10,000.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three month period.

The changes in share options including those granted to directors, officers, employees and consultants during three months ended March 31, 2018 are summarized as follows:

	Three months ended March 31, 2018		Year ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,420,000	$0.24	1,460,938	$1.38
Options granted	350,000	$0.29	2,420,000	$0.24
Expired/Cancelled	(185,000)	$0.17	(1,460,938)	$1.38
Exercised	-	-	-	-
Ending Balance	2,585,000	$0.21	2,420,000	$0.24
Exercisable	1,787,500	$0.25	1,188,750	$0.22

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

The following table summarizes information about share options outstanding and exercisable as at March 31, 2018:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.22	January 27, 2022	300,000	300,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	125,000	41,250
$0.15	August 15, 2022	150,000	150,000
$0.28	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,360,000	646,250
$0.35	February 2, 2023	150,000	150,000
$0.24	March 27, 2023	200,000	200,000
		2,585,000	1,787,500

Share-based compensation

Share-based compensation of $226,932 were recognized during three months ended March 31, 2018 (2017 - $116,974) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31, 2018	Year ended December 31, 2017
Expected life	5.0 years	2.0 – 5.0 years
Volatility	154% - 157%	148% - 164%
Dividend yield	0%	0%
Risk-free interest rate	2.03% - 2.16%	1.23% - 1.69%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Three months ended March 31, 2018		Year ended December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	8,381,326	$0.20	-	-
Warrants issued	-	-	10,655,326	$0.20
Expired/Cancelled	-	-	-	-
Exercised	(591,500)	$0.20	(2,274,000)	$0.20
Outstanding	7,789,826	$0.20	8,381,326	$0.20

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

The following table summarizes information about warrants outstanding and exercisable as at March 31, 2018:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	1,126,667
$0.20	November 27, 2022	4,872,000
		7,789,826

During the year ended December 31, 2017, the fair value of the 70,000 finder’s warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Three months ended March 31, 2018	Year ended December 31, 2017
Expected life	-	5.0 years
Volatility	-	154% - 159%
Dividend yield	-	0%
Risk-free interest rate	-	1.15% - 1.62%

12.PRODUCT REGISTRATION AND DEVELOPMENT

	Three months ended March 31,
	2018	2017
	$	$
Payroll	64,250	34,706
Product registration and licensing fees	7,880	8,641
	72,130	43,347

13.SELLING AND MARKETING EXPENSES

	Three months ended March 31,
	2018	2017
	$	$
Payroll (sales personnel)	48,277	85,377
Marketing and advertising	71,582	29,508
Distribution	17,185	4,195
Travel	960	20,139
	138,004	139,219

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

14.GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2018	2017
	$	$
Management and consulting fees	96,479	53,834
Payroll	16,986	20,431
Office maintenance	11,725	16,231
Legal, audit and accounting	34,239	22,670
Travel	14,223	6,838
Insurance	8,354	7,568
Rent	12,429	12,099
Seminar and conferences	12,571	-
Filing and registration fees	18,106	14,929
Amortization	101,686	7,754
Bank service charges	463	541
Foreign exchange	102	-
	327,363	162,895

15.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Three months ended March 31,
	2018	2017
	$	$
Accounting fees	10,000	-
Management and consulting fees	-	33,000
Salaries and benefits	78,513	-
Share-based compensation	220,915	92,857
	309,428	125,857

As at March 31, 2018, there was $15,719 (December 31, 2017 - $13,152) due to related parties included in accounts payable and accrued liabilities.

16.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2018.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

17.COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

March 31, 2018
$
Within 1 year	38,865
2 years	73,844
112,709

18.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 34% of trade receivables are due from one customer at March 31, 2018 (December 31, 2017 – 35% from one customer).

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

Pursuant to their collective terms, accounts receivable were aged as follows:

	March 31, 2018	December 31, 2017
	$	$
Current	284,448	251,693
0 – 30 days past due	78,130	23,062
31 – 60 days past due	9,253	7,055
61 – 90 days past due	13,948	15,387
Over 90 days past due	67,573	128,087
	453,352	425,284

As at March 31, 2018, the allowance for doubtful accounts receivable was $50,765 (December 31, 2017 – $59,045).

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $257,301 (December 31, 2017 - $302,089) and asset acquisition liability of $50,000 (December 31, 2017 - $100,000).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, accrued liabilities and asset acquisition liability carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

19.SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,
	2018	2017
	$	$
Cash paid for interest	-	-
Cash paid for income taxes	-	-
	-	-

20.SUBSEQUENT EVENTS

In April 2018, a total of 175,000 stock options were granted to the Corporate Secretary and a consultant of the Company.  Each option can be exercised to purchase one common share of the Company at $0.21 per share for a period of 5 years.

On April 15, 2018, the Company issued 3,030,303 share purchase warrants entitling the holder to acquire an additional common share of the Company at a price of $0.33 per share until April 15, 2020.

On April 25, 2018, the Company issued 2,000,000 common shares related to 2,000,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $400,000.

On April 27, 2018, the Company issued 880,000 common shares related to the acquisition of HealthTab (Note 4).

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

In April 2018, the Company entered into an agreement with Corozon Consulting Corporation to acquire the Corozon Platform. The purchase price consists of $50,000 and issuance of 909,090 common shares. This acquisition is subject to approval from the Exchange.

On May 7, 2018, the Company issued 384,000 common shares related to 384,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $76,800.